UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ANGI HOMESERVICES INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

00183L 102

(CUSIP Number)

Tanya M. Stanich

Vice President and Assistant Secretary

14023 Denver West Parkway, Building 64

Golden, CO 80401

Telephone:  (303) 963-10011

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Christopher Terrill

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,574,450 (1)

	8	Shared Voting Power

	9	Sole Dispositive Power 5,574,450 (1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,574,450

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11) 8.3% (2)

14	Type of Reporting Person IN

(1)   Reflects vested stock appreciation rights with respect to 5,574,450 shares of Class A Common Stock, par value $0.001 per share, of ANGI Homeservices Inc. (“Class A Common Stock”) with exercise prices per share ranging from $0.74 (3,716,300) to $0.98 (1,858,150).

(2)   Based on 61,290,846 shares of Class A Common Stock outstanding as of September 29, 2017.

Introductory Note

On September 29, 2017, pursuant to the Agreement and Plan of Merger, dated as of May 1, 2017, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 26, 2017 (the “Merger Agreement”), by and among Angie’s List, Inc. (“Angie’s List”), IAC/InterActiveCorp (“IAC”), ANGI Homeservices Inc. (“ANGI Homeservices” or the “Issuer”) and Casa Merger Sub, Inc. (“Merger Sub”), ANGI Homeservices completed its previously announced acquisition of Angie’s List by way of the merger of Merger Sub with and into Angie’s List (the “Merger”), with Angie’s List surviving the Merger as a wholly owned subsidiary of ANGI Homeservices.

Upon completion of the Merger, Christopher Terrill (the “Reporting Person”) was appointed as a director and as the Chief Executive Officer of ANGI Homeservices.  Upon the completion of the Merger on September 29, 2017, the Reporting Person beneficially owned 5,574,450 shares of Class A Common Stock, par value $0.001 per share, of ANGI Homeservices (the “Class A Common Stock”), representing approximately 8.3% of the outstanding shares of Class A Common Stock, based on 61,290,846 shares of Class A Common Stock then outstanding.

In accordance with U.S. Securities and Exchange Commission Rule 13d-3, the ownership percentage for the Reporting Person set forth above does not take into account 414,753,615 shares of Class B Common Stock, par value $0.001 per share, of ANGI Homeservices (the “Class B Common Stock”) outstanding, all of which are beneficially owned by ANGI Homeservices’ controlling stockholder, IAC.  Each share of Class B Common Stock is convertible at the option of the holder into Class A Common Stock on a one-for-one basis.  The Class B Common Stock is not publicly traded.  Except where applicable law requires a separate class vote, the Class A Common Stock and the Class B Common Stock vote together as a single class on all matters presented to stockholders for vote or approval, including the election of directors, with each share of Class B Common Stock having ten votes per share and each share of Class A Common Stock having one vote per share.  The 5,574,450 shares of Class A Common Stock that may be deemed to be beneficially owned by the Reporting Person as of September 29, 2017 represent less than 1% of the combined total voting power of the outstanding shares of Class A Common Stock and Class B Common Stock as of such date.  Assuming the conversion of all outstanding shares of Class B Common Stock into Class A Common Stock, as of September 29, 2017, the Reporting Person may be deemed to beneficially own approximately 1.2% of ANGI Homeservices’ outstanding capital stock.  All beneficial ownership percentages in this paragraph are based on 61,290,846 shares of Class A Common Stock and 414,753,615 shares of Class B Common Stock, in each case outstanding as of September 29, 2017.

Item 1.   Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, par value $0.001 per share, of ANGI Homeservices Inc., whose principal executive offices are located at 14023 Denver West Parkway, Building 64, Golden, CO 80401.

Item 2.  Identity and Background.

(a)         This Schedule 13D is being filed by Christopher Terrill in his individual capacity.

(b)         The principal address of Mr. Terrill is c/o ANGI Homeservices Inc., 14023 Denver West Parkway, Building 64, Golden, CO 80401.

(c)          Mr. Terrill’s present principal occupation is Chief Executive Officer of ANGI Homeservices.

(d)         During the last five years, Mr. Terrill has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, Mr. Terrill has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Terrill is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

The Class A Common Stock which the Reporting Person is deemed to beneficially own is comprised of 5,574,450 shares of Class A Common Stock underlying vested stock appreciation rights with respect to the Class A Common Stock with exercise prices per share ranging from $0.74 (3,716,300) to $0.98 (1,858,150).

In connection with the closing under the Merger Agreement, IAC and ANGI Homeservices entered into an Employee Matters Agreement, dated as of September 29, 2017 (the “Employee Matters Agreement”), pursuant to which stock appreciation rights originally granted to the Reporting Person by HomeAdvisor, Inc. were converted into stock appreciation rights of ANGI Homeservices in respect of Class A Common Stock (including those described in the preceding paragraph and in Item 4 below).  Stock appreciation rights of ANGI Homeservices are governed by the ANGI Homeservices Inc. 2017 Stock and Annual Incentive Plan, which is included hereto as Exhibit 7.1 and incorporated herein by reference.

Item 4.  Purpose of Transaction.

The vested HomeAdvisor, Inc. stock appreciation rights previously owned by Mr. Terrill were granted to Mr. Terrill in 2013 and 2015.  On September 29, 2017, pursuant to the adjustments provided for in the Employee Matters Agreement, these HomeAdvisor, Inc. stock appreciation rights were converted into stock appreciation rights of ANGI Homeservices in respect of 5,574,450 shares of Class A Common Stock with exercise prices per share ranging from $0.74 (3,716,300) to $0.98 (1,858,150).  The Reporting Person also holds the following ANGI Homeservices stock appreciation rights:  (i) 1,858,150 with an exercise price of $0.98 that vest in two equal installments on each of February 11, 2018 and 2019 and (ii) 3,716,300 with an exercise price of $4.53 that vest in four equal installments on each of February 14, 2018, 2019, 2020 and 2021, in each case, subject to the Reporting Person’s continued employment with ANGI Homeservices.

The Reporting Person may, from time to time, depending on market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Class A Common Stock.  The Reporting Person reserves the right to, and may in the future choose to, take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market or in a private transaction, all or a portion of the shares of the Class A Common Stock which the Reporting Person now owns or may hereafter acquire.

Except as described herein, as of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the following actions:

•                  the acquisition by any person of additional securities of ANGI Homeservices or the disposition of securities of ANGI Homeservices;

•                  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ANGI Homeservices or any of its subsidiaries;

•                  a sale or transfer of a material amount of assets of ANGI Homeservices or any of its subsidiaries;

•                  any change in the present board of directors or management of ANGI Homeservices, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

•                  any material change in the present capitalization or dividend policy of ANGI Homeservices;

•                  any other material change in ANGI Homeservices’ business or corporate structure;

•                  changes in ANGI Homeservices’ articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of ANGI Homeservices by any person;

•                  causing a class of securities of ANGI Homeservices to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•                  a class of equity securities of ANGI Homeservices becoming eligible for termination of registration pursuant to Section 12(g)(4) of the U.S. Securities Exchange Act of 1934; or

•                  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)         The Reporting Person beneficially owns 5,574,450 shares of Class A Common Stock, representing approximately 8.3% of the outstanding shares of Class A Common Stock.  Assuming the conversion of all outstanding shares of Class B Common Stock into Class A Common Stock, as of September 29, 2017, the Reporting Person may be deemed to beneficially own approximately 1.2% of ANGI Homeservices’ outstanding capital stock.

(b)         The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the shares of Class A Common Stock beneficially owned by the Reporting Person.

(c)          Except as described herein, the Reporting Person has not effected any transactions in the shares of Class A Common Stock during the past 60 days.

(d)         No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock beneficially owned by the Reporting Person.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 28, 2017, Mr. Terrill and ANGI Homeservices entered into an employment agreement. The employment agreement has a scheduled term ending on the third anniversary of the closing of the Merger and provides for automatic renewals for successive one-year terms absent written notice from ANGI Homeservices or Mr. Terrill 90 days prior to the expiration of the then-current term.

The employment agreement provides that Mr. Terrill will be eligible to receive an annual base salary (currently $600,000), discretionary annual cash bonuses and such other employee benefits as may be determined by ANGI Homeservices from time to time.

Upon a termination of Mr. Terrill’s employment without cause (as defined in the agreement) or his resignation for good reason (as defined in the agreement), subject to his execution and non-revocation of a release of claims in favor of ANGI Homeservices and compliance with the restrictive covenants set forth in the employment agreement: (i) ANGI Homeservices will continue to pay Mr. Terrill his annual base salary for one year following such termination or resignation, (ii) all ANGI Homeservices or IAC equity awards (including any cliff-vesting awards, which will be prorated as though such awards had an annual vesting schedule) held by him on the date of such termination or resignation that would have otherwise vested during the one-year period following such date will vest as of such date (subject to, in the case of performance-based awards, the satisfaction of the applicable performance conditions) and (iii) any then vested stock options or stock appreciation rights to acquire IAC or ANGI Homeservices stock will remain exercisable through the earlier of: (A) the scheduled expiration date of such stock option or stock appreciation right and (B) 18 months following Mr. Terrill’s termination of employment.

Pursuant to his employment agreement, Mr. Terrill is bound by a covenant not to: (i) compete with ANGI Homeservices’ businesses during the term of his employment and for 12 months thereafter and (ii) solicit ANGI Homeservices’ employees or business partners during the term of his employment and for 18 months thereafter. In addition, Mr. Terrill has agreed not to use or disclose any confidential information of ANGI Homeservices or its affiliates.

Mr. Terrill has also agreed: (i) not to exercise more than 50% of his ANGI Homeservices equity awards granted on February 11, 2015 (3,716,300 stock appreciation rights with an exercise price of $0.98 per share) in any calendar year and (ii) not to exercise his ANGI Homeservices equity awards granted on February 14, 2017 (3,716,300 stock appreciation rights with an exercise price of $4.53 per share) before January 1, 2020 (and not to exercise more than 33% of such awards before December 31, 2020). Upon the termination of his employment prior to the lapse of any of these restrictions, ANGI Homeservices shall waive such restrictions in the manner and within the timeframes specified in the employment agreement. Lastly, Mr. Terrill has agreed not to sell, transfer or otherwise dispose of shares of Class A Common Stock acquired upon the exercise or settlement of ANGI Homeservices equity awards until December 31, 2019 (or, if earlier, upon the termination of his employment without cause, his resignation for good reason or his death).

The description of Mr. Terrill’s employment agreement above does not purport to be complete and is qualified in its entirety by reference to the full text of Mr. Terrill’s employment agreement, which is included hereto as Exhibit 7.2 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description
7.1

ANGI Homeservices 2017 Stock and Annual Incentive Plan (filed as Exhibit 10.1 to ANGI Homeservices’ Current Report on Form 8-K dated September 29, 2017 and filed with the Securities and Exchange Commission on October 2, 2017).

7.2

Employment Agreement between Christopher Terrill and ANGI Homeservices Inc., dated as of September 28, 2017 (filed as Exhibit 10.2 to ANGI Homeservices’ Current Report on Form 8-K dated September 29, 2017 and filed with the Securities and Exchange Commission on October 2, 2017).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2017

/s/ Christopher Terrill
Christopher Terrill